

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 7, 2011

Via Email

Scott A. Anderson
Senior Vice President and Chief Accounting Officer
HCP, Inc
3760 Kilroy Airport Way
Suite 300
Long Beach, California, 90806

> **Re: HCP, Inc**
> **Form 10-K**
> **Filed February 15, 2011**
> **File No. 001-08895**

Dear Mr. Anderson:

We have reviewed your response letter dated May 23, 2011 and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Scott A. Anderson
HCP, Inc
July 7, 2011
Page 2

Form 10-K for the year ended December 31, 2010

Financial Statements

Notes to Consolidated Financial Statements

(12) Commitments and Contingencies, page F-30

1. We have considered your response to our prior comment. Based on your
    response, it does not appear that the fee paid to terminate the Sunrise agreements
    meets the definition of an initial direct leasing cost in accordance with ASC Topic
    840-20-25-17. Accordingly, it appears that the fee represents a cost to terminate
    the management agreement and should be expensed when incurred. Please revise
    your financial statements accordingly.

    You may contact Robert Telewicz, Staff Accountant, at (202) 551-3438 or the
undersigned at (202) 551-3629 if you have questions.

                                            Sincerely,

                                            /s/ Kevin Woody

                                            Kevin Woody
                                            Accounting Branch Chief